Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

January 2, 2024.

Item 3 News Release

The press release attached as Schedule “A” was released on January 2, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9 Date of Report

January 2, 2024.

Schedule “A”

Bitfarms Earns 446 BTC in December 2023 and
4,928 BTC for the Full Year 2023

- Increases hashrate 44% YOY to 6.5 EH/s at Dec. 31, 2023, exceeding guidance -

- Expands total contracted capacity to 593 MW at Dec. 31, 2023 -

- On track to achieve 12 EH/s and 25 w/TH fleet efficiency in Q2 2024 -

- Optionality to achieve 17 EH/s and 23 w/TH fleet efficiency in 2024 -

Toronto, Ontario and Brossard, Québec (January 2, 2024) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides an update for the month and year ended December 31, 2023.

“In 2023, we executed our growth plan and laid the groundwork for aggressive growth in 2024. We finished the year with $118 million in liquidity, low-cost power contracts for up to 593 MW and a miner purchase agreement for up to 63,888 new Bitmain miners in 2024,” said Geoff Morphy, CEO of Bitfarms. “Nearly 70% of new miners will be deployed in our existing US and Canadian farms with the remaining miners earmarked for the Paso Pe, Paraguay expansion, which is currently running ahead of schedule. We are well underway to achieve our Q2 2024 goals of 12 EH/s and 310 MW operating capacity, which would represent increases of 85% and 29%, respectively, compared to year-end 2023. Additionally, we maintain optionality under the contract with the potential to achieve 17 EH/s and 23 w/TH fleet efficiency before the end of 2024.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “Strong operations and uptime in December drove our average EH/s online up 5% to 6.2 EH/s, crystalizing another solid year of performance for Bitfarms. Our mining operations largely kept pace with network hashrate growth in 2023 generating a similar number of Bitcoins YOY, while successfully executing on our core focus and strategy to improve balance sheet strength and prepare for the 2024 halving. In 2024, we expect our core focus to be on executing our Bitmain T21 miner fleet upgrade plan and driving rapid improvements in hashrate and energy efficiency in H1 2024. Our proven capabilities in building and operating facilities will be fully utilized next year as we deploy our largest order of miners to date, driving energy efficiency to 25 w/TH and seeking a larger share of the Bitcoin mining network.”

Jeff Lucas, CFO of Bitfarms, said, “In 2024, we are building on our financial foundation with a continued focus on effectively utilizing cash flow from operations in our capital efficient growth plan for farm expansion and fleet-wide upgrades. Throughout 2023, we maintained a strong balance sheet during the fourth quarter, and we increased total liquidity by $52 million to $118 million, ending the year with $84 million in cash, $34 million in BTC in treasury, and only $4 million in debt. Furthermore, in December, we increased our overall BTC exposure by expanding our Synthetic HODL™ portfolio by a total of 100 long-dated calls while maintaining BTC held in treasury relatively constant at 804.”

Mining Review

December production of 446 BTC represented an increase of 13.8% from November as high uptime and a surge in transaction fees of 465% offset a network difficulty increase of 6.0% during the month. For the year ended December 31st, network difficulty increased 103.6% while the BTC price was up approximately 156.8%, resulting in a 61.4% improvement in YOY production economics as measured by USD/TH/day.

Key Performance Indicators	December 2023	November 2023	December 2022
Total BTC earned	446	392	496
Month End Operating EH/s	6.5	6.4	4.5
BTC/Avg. EH/s	72	66	113
Operating Capacity (MW)	240	240	188
Hydropower MW	186	186	178
Watts/Terahash Efficiency (w/TH)	35	35	40
BTC Sold	444	350	1,755

December 2023 Select Operating Highlights

●	6.5 EH/s online as of December 31, 2023, up 44% from December 31, 2022, and up 2% from November 30, 2023.

●	6.2 EH/s average online, up 5.1% from November 2023.

●	71.7 BTC/average EH/s, up 8.0% from 66.4 in November 2023.

●	446 BTC earned, 13.8% higher than November 2023 and 10.1% lower than December 2022.

●	14.4 BTC earned daily on average, equal to approximately $612,000 per day based on a BTC price of $42,500 on December 31, 2023.

●	At Paso Pe, Paraguay:

o	Finalized the amended contract for an additional 20 MW of energy to support expansion of air-cooled warehouse operating capacity from 30 MW to 50 MW for total capacity of 70 MW.

o	Completed the manufacture of the 80 MW transformer, which is now in transit.

o	Nearing completion of the underground cable connections to the ANDE sub-station.

●	At Baie-Comeau, Quebec:

o	Cleared the site to house the planned 11 MW H2 2024 expansion and poured the building’s concrete footings ahead of schedule.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2023	BTC Earned 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
July	378	500
August	383	534
September	411	481
October	398	486
November	392	453
December	446	496
Totals	4,928	5,167

December 2023 Financial Update

●	Sold 444 BTC of the 446 BTC earned, generating total proceeds of $18.9 million.

●	BTC held in treasury increased to 804, representing approximately $34.2 million based on a BTC price of $42,500 at December 31, 2023.

●	Increased Synthetic HODL™ by 100 long-dated BTC call options to 135 long-dated BTC call options at December 31, 2023.

●	Reduced total outstanding indebtedness during the month by $2.0 million, resulting in a remaining balance of $4.0 million at December 31, 2023, all of which is scheduled to be paid by February 2024.

●	Held approximately $84 million in cash and cash equivalents at December 31, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	January 16-17: 26th Annual Needham Growth Conference, New York City - management is scheduled to present at 4:30 ET on January 17th.

●	January 22-24: Series of meetings in Florida hosted by Bear Creek Capital

●	January 30: Nasdaq Bell Ringing, New York City

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

●	Synthetic HODL™ = the use of instruments that create bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. The statements and information in this release regarding the miner equipment purchases, contracted delivery and proposed deployment plans, performance of the equipment and the impact on operating capacity including target hashrates and hashrate growth in general, energy efficiency and cost savings, and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca